Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

INVESTMENT IN PARTNERSHIP THROUGH EQUITY INVESTMENT PLAN

The Board announces that the Company intends to contribute RMB999,000,000 to the Equity Investment Plan established by CLI and enter into the Entrustment Contract with CLI by 31 July 2023 for such purpose. All funds under the Equity Investment Plan will be used for the subscription of limited partnership interest in the Partnership. CLI has, on behalf of the Equity Investment Plan and as a Limited Partner, entered into the Partnership Agreement with Hangzhou Youhu and China Life Properties (each as a General Partner and managing partner), and Zhejiang Cainiao, Manulife-Sinochem and Chasing Jixiang (each as a Limited Partner). China Life Capital will serve as the Manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 100% equity interest in CLI, and CLI holds 100% equity interest in China Life Capital which in turn holds 100% equity interest in China Life Properties, each of CLI, China Life Capital and China Life Properties is an associate of CLIC and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company intends to contribute RMB999,000,000 to the Equity Investment Plan established by CLI and enter into the Entrustment Contract with CLI by 31 July 2023 for such purpose. All funds under the Equity Investment Plan will be used for the subscription of limited partnership interest in the Partnership. CLI has, on behalf of the Equity Investment Plan and as a Limited Partner, entered into the Partnership Agreement with Hangzhou Youhu and China Life Properties (each as a General Partner and managing partner), and Zhejiang Cainiao, Manulife- Sinochem and Chasing Jixiang (each as a Limited Partner). China Life Capital will serve as the Manager of the Partnership.

PRINCIPAL TERMS OF THE ENTRUSTMENT CONTRACT

Parties

•	Entrusting party: the Company

•	Trustee: CLI

Establishment of the Equity Investment Plan

The Equity Investment Plan is established by CLI to raise the total funds of RMB999,000,000, all of which shall be contributed by the Company. The capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Investment Targets

Save for the payment of expenses in relation to the Equity Investment Plan, all funds under the Equity Investment Plan will be used for the subscription of limited partnership interest in the Partnership.

Term

The Equity Investment Plan shall have a term of 15 years. If, upon expiry of the term of the Equity Investment Plan, the Partnership has not exited from its investment projects, CLI shall have the right to extend the term of the Equity Investment Plan based on the actual exit from the investment projects by the Partnership.

Management Fee

CLI shall charge a management fee to the Company in respect of the investment and management services provided by it under the Equity Investment Plan. The management fee rate shall be 0.1% per annum for the Initial Period (as defined below) of the Partnership and 0.05% per annum for the first Extension Period (as defined below) of the Partnership. CLI shall not charge any management fee for the second Extension Period of the Partnership and thereafter.

The arrangement for the payment of management fee by the Company to CLI as described above falls into the scope of continuing connected transactions under the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds entered into between the Company and CLI, and such management fee shall be included in the annual caps of the relevant years under the agreement. For details, please refer to the announcements of the Company dated 28 October 2021 and 27 April 2023.

Profit Distribution

Subject to receipt by the Equity Investment Plan of profit distributions from the Partnership and after deduction of all taxes and fees in relation to the Equity Investment Plan, CLI shall pay the profits to the Company.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partners and managing partners: Hangzhou Youhu and China Life Properties

•	Limited Partners: CLI (on behalf of the Equity Investment Plan), Zhejiang Cainiao, Manulife- Sinochem and Chasing Jixiang

Capital Contribution and Payment

The total capital contribution by all partners of the Partnership shall be RMB1,800,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage
Hangzhou Youhu	General Partner	RMB1,000,000	0.056%
China Life Properties	General Partner	RMB1,000,000	0.056%
CLI (on behalf of the Equity Investment Plan)	Limited Partner	RMB999,000,000	55.500%
Zhejiang Cainiao	Limited Partner	RMB359,000,000	19.944%
Manulife-Sinochem	Limited Partner	RMB231,000,000	12.833%
Chasing Jixiang	Limited Partner	RMB209,000,000	11.611%
Total		RMB1,800,000,000	100%

CLI (on behalf of the Equity Investment Plan and as a Limited Partner) shall make its capital contribution by instalment according to the requirements specified in the demand note issued by the General Partners for payment of the capital contribution. The General Partners shall jointly issue the demand note for payment of the capital contribution to all the Limited Partners at least 15 business days in advance.

Term

Unless dissolved earlier in accordance with the Partnership Agreement, the Partnership shall have a term from the date of issue of its business license until the date falling on the tenth anniversary of the closing date (the “Closing Date”) of the Partnership as announced by the General Partners (the “Initial Period”). Hangzhou Youhu may, within six months prior to the expiry of the Initial Period, decide at its own discretion to extend the term of the Partnership for two years each time, subject to a maximum of two extensions (the “Extension Period”). Thereafter, the term of the Partnership may be further extended with the consent of the investment decision committee.

The investment period of the Partnership shall start from the Closing Date and end on the date falling on the sixth anniversary of the Closing Date. The investment period may be extended with the unanimous consent of the General Partners.

Management

Hangzhou Youhu and China Life Properties, being the General Partners, shall serve as the managing partners, which shall be responsible for the executive functions and investment operations of the Partnership. The Partnership shall pay an executive performance fee to Hangzhou Youhu on an annual basis, which shall be shared by all the Limited Partners. The amount of the annual executive performance fee shall be 0.3% of the paid-in capital contributions of all the Limited Partners for the Initial Period of the Partnership, and 0.15% of the paid-in capital contributions of all the Limited Partners for the first Extension Period of the Partnership. Hangzhou Youhu shall not charge any executive performance fee for the second Extension Period of the Partnership and thereafter. China Life Properties shall not charge any executive performance fee.

China Life Capital will serve as the Manager of the Partnership for the provision of daily operation and investment management services to the Partnership. The Partnership shall pay a management fee to China Life Capital in relation to such services on an annual basis, which shall be shared by all the Limited Partners. The amount of the annual management fee borne by CLI (on behalf of the Equity Investment Plan) shall be 0.6% of its paid-in capital contribution for the Initial Period of the Partnership, and 0.3% of its paid-up capital contribution for the first Extension Period of the Partnership. China Life Capital shall not charge any management fee for the second Extension Period of the Partnership and thereafter.

The Partnership shall establish an investment decision committee comprising five members, all of whom shall be appointed by the General Partners. The investment decision committee shall be mainly responsible for the decision making with respect to the investment of the Partnership and its exit from investment projects.

The Partnership may establish an investment advisory committee, and each of CLI (on behalf of the Equity Investment Plan) and Zhejiang Cainiao may appoint one member. The investment advisory committee shall be mainly responsible for providing advice for any matters involving potential conflicts of interest and related party transactions.

Investment Scope

The Partnership shall, directly or through one- or multi-level investment vehicles (the “Shareholding Platform”), make equity investment in certain project companies which are engaged in the operation of logistics real estate located in the PRC and which are held or to be acquired by Cainiao Network and its designated affiliates. Such logistics real estate shall be the completed projects for high- standard modernized warehouses with sophisticated operation that are located in the areas of important logistics node cities in the Yangtze River Delta where supplies and demands are relatively healthy. If the investment through the Shareholding Platform takes form of limited partnership, the shareholding percentage of the Shareholding Platform in the project company shall be the maximum percentage acceptable by the competent department in charge of companies registration, and the remaining shareholding of the project company shall be held by Zhejiang Cainiao or Hangzhou Youhu.

The consideration for the acquisition by the Partnership of equity interest in the project company shall be determined based on the fair value of logistics real estate and subject to any adjustment in view of the interest-bearing loans and other specific entries of the balance sheet of the relevant project company on the completion date of the acquisition. Zhejiang Cainiao will serve as the operator of the project companies and logistics real estate, offering operations and management services for the project companies in daily operation and maintenance, and investment attraction and leasing, etc.

Profit Distribution

The distributable profits of the Partnership shall be distributed to all partners: (i) on an annual basis by way of period-based profit distribution (the “Period-based Profit Distribution”), and (ii) at the time of exit from an investment project by way of exit profit distribution (the “Exit Profit Distribution”).

(i)	The Period-based Profit Distribution shall be made in the following order:

(a)

the distributable profits shall first be distributed to CLI (on behalf of the Equity Investment Plan), Manulife-Sinochem and Chasing Jixiang, until each of them has obtained the profits calculated at the gross yield (as defined below) set forth in the Partnership Agreement in respect of its paid-in capital contribution;

(b)

the balance (if any) shall be distributed to Zhejiang Cainiao, Hangzhou Youhu and China Life Properties, until each of them has obtained the profits calculated at the gross yield set forth in the Partnership Agreement in respect of its paid-in capital contribution;

(c)	the balance (if any) shall be distributed to all partners in proportion to their respective paid-in capital contributions to the Partnership.

Pursuant to the Partnership Agreement, the gross yield means the sum of the earnings yield of the Period-based Profit Distribution expected to be received by a partner in a specific accounting period and the management fee rate payable by it in that period. The gross yields for the first accounting period, the first two accounting periods and the first three accounting periods shall be 5.2% per annum, 5.45% per annum and 5.7% per annum, respectively. Thereafter, the gross yields for each accounting period shall be 5.7% per annum, 5.35% per annum and 5% per annum, respectively, for the remaining years of the Initial Period, the first Extension Period and the second Extension Period.

In principle, the first accounting period for the Period-based Profit Distribution shall start from the Closing Date and end on 31 December of the year to which the Closing Date relates. Thereafter, an accounting period shall run from 1 January to 31 December of a year, and the last accounting period shall start from 1 January of the year to which the expiry date of the Partnership relates until the date when the Partnership exits from all of its investment projects.

(ii)	The Exit Profit Distribution shall be made in the following order:

(a)	the distributable profits shall first be distributed to all partners, until each of them has obtained the accrued but unpaid Period-based Profit Distribution;

(b)

the balance (if any) shall be distributed to all partners, until each of them has obtained the accumulated profit distribution in an amount equivalent to its paid-in capital contribution to the Partnership;

(c)

the balance (if any) shall be distributed to all partners, until each of them has obtained the profits calculated at an annual internal rate of return of 7.5% in respect of its paid-in capital contribution;

(d)

any remaining distributable profits upon completion of the profit distribution described above shall be allocated among all partners in proportion to their respective paid-in capital contributions to the Partnership. The portion allocated to the General Partners shall be distributed to the General Partners. For the portion allocated to the Limited Partners, 50% of such portion shall be distributed to the General Partners, and the remaining 50% shall be distributed to the Limited Partners, until each of the Limited Partners has obtained the profits calculated at an annual internal rate of return of 9% in respect of its paid-in capital contribution;

(e)	the balance (if any) shall be distributed between the Limited Partners and the General Partners at the ratio of 20:80.

The arrangement of profit distribution described above shall be subject to the specific provisions of the Partnership Agreement.

Loss and Debt Sharing

Any losses of the Partnership shall be shared by all partners in proportion to their respective capital contributions. The Limited Partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the General Partner shall bear the unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The proposed investment in warehousing and logistics assets by the Partnership involves a number of key sectors, such as construction, warehousing, transportation and postal industries, that serve as a link between production and consumption and as a bridge to develop the primary, secondary and tertiary industries. The Chinese government has intensively rolled out numerous policies in recent years to secure the long-term development of the logistic industry. Additionally, China considers the manufacturing industry to be the cornerstone for its long-term sustainable development. Warehousing and logistics services are the inelastic demands of manufacturing enterprises, and the gradual development of the manufacturing industry towards the mid-to-high end of the industrial value chain will undoubtedly become a long-lasting boost to the demand for modernized and high-end warehousing and logistics services. Manufacturing enterprises will continue to be in need of warehousing and logistics services in a long run.

The Yangtze River Delta is the most economically developed region in the PRC. Merely accounting for 2.1% of the total land area of the PRC, the Yangtze River Delta has one-fourth of the economic aggregate of the PRC and over a quarter of value-added industrial output. The cities where the assets to be invested by the Partnership are located are the important logistics node cities of the Yangtze River Delta region and the cities with sound foundation in manufacturing industry. By capitalizing on the upgrade of the manufacturing industry and industrial innovation, such cities will help sharp a new landscape for regional coordinated development.

Zhejiang Cainiao, the assets operator, has the scale of asset operation of over 12 million square meters in the PRC and is a leading platform for logistics supply chains in the PRC or even in the world. It has built an enormous logistics network system and possesses extensive experience in operation and management. The Transaction has outstanding value in various aspects such as business value, asset quality, working partners and profitability, and offers a scarce opportunity for investment, which is expected to bring better returns for the Company. In the meanwhile, the Transaction can improve the efficiency of the Company in utilizing insurance funds, give play to the professional ability of CLI, and help capitalize on the investment advantages of fund portfolios.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Bai Tao, Mr. Zhao Peng, Mr. Li Mingguang and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include: (a) the market volatility risk in connection with any possible impacts on warehousing and logistics market operations and development due to the downward pressure on economic growth; (b) the operational risk that may arise as a result of the entrustment of Zhejiang Cainiao by the Partnership for assets operation; (c) the liquidity risk in relation to assets disposal by the Partnership upon expiry of its term; and (d) the risk that the market reputation of the Company may be affected by the negative public opinions on its working partners.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 100% equity interest in CLI, and CLI holds 100% equity interest in China Life Capital which in turn holds 100% equity interest in China Life Properties, each of CLI, China Life Capital and China Life Properties is an associate of CLIC and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLI is a wholly-owned subsidiary of CLIC, with a registered capital of RMB3,700 million. In 2021, CLI received the “Legal Person Permit of Insurance Asset management Company” approved and issued by the CBIRC. Its principal business includes: the management of funds in RMB and foreign currency entrusted by principals under entrustment, engagement in alternative investment business; management and application of its own funds in RMB and foreign currency; business involving insurance asset management products such as debt investment schemes and equity investment plans; provision of consulting services relating to asset management; as well as other businesses approved by the CBIRC and other departments of the State Council. CLI focuses on alternative investments, and its scope of investment covers equity investment, real estate investment, infrastructure investment, special opportunity investment, inclusive finance and other fields. As at 31 December 2022, the audited total assets and net assets of CLI were RMB25,857 million and RMB19,299 million, respectively. The revenue and net profit for 2022 were RMB3,664 million and RMB1,133 million, respectively. As at 31 March 2023, the unaudited total assets and net assets of CLI were approximately RMB25,965 million and approximately RMB19,671 million, respectively. The revenue and net profit for the first quarter of 2023 were approximately RMB1,006 million and approximately RMB376 million, respectively.

China Life Capital is a wholly-owned subsidiary of CLI. China Life Capital was established in November 1995, with a registered capital of RMB1,000 million. Its principal businesses are investment management and asset management. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution in June 2017. With its capabilities in investment decision-making, product innovation as well as operation and management as the core competitive advantages, China Life Capital has established a comprehensive physical asset and equity investment fund platform, covering the whole industry chain and the whole cycle of diversified fundraising, value investment, active management and orderly exit. As at 31 December 2022, the audited total assets and net assets of China Life Capital were RMB616 million and RMB494 million, respectively. The revenue and net profit for 2022 were RMB284 million and RMB116 million, respectively. As at 31 March 2023, the unaudited total assets and net assets of China Life Capital were approximately RMB637 million and approximately RMB522 million, respectively. The revenue and net profit for the first quarter of 2023 were approximately RMB63 million and approximately RMB28 million, respectively.

China Life Properties is a wholly-owned subsidiary of China Life Capital. China Life Properties was established in August 2017, with a registered capital of RMB50 million. It is primarily engaged in investment management, investment consulting and asset management. China Life Properties is positioned as the general partner of China Life Capital, with an aim to establish private equity funds in the form of limited partnership. As at 31 December 2022, the audited total assets and net assets of China Life Properties were RMB11 million and RMB11 million, respectively. The revenue and net profit for 2022 were RMB0 and approximately RMB39,100, respectively. As at 31 March 2023, the unaudited total assets and net assets of China Life Properties were approximately RMB11 million and approximately RMB11 million, respectively. The revenue and net profit for the first quarter of 2023 were RMB0 and approximately RMB3,400, respectively.

Zhejiang Cainiao was established in July 2012, with a registered capital of RMB10 billion. It is committed to developing a data-driven and technological innovative platform for logistics supply chains with a focus on the establishment of a well-connected logistics network. Zhejiang Cainiao is a wholly-owned subsidiary of Cainao Network. Cainiao Network is a company jointly established by Alibaba Group Holding Limited (“Alibaba Group”, the shares of which are listed on the New York Stock Exchange and the Stock Exchange and traded under the ticker symbol: BABA and the stock code: 9988, respectively) together with various investment groups and express delivery enterprises, and its de facto controller is Alibaba Group, indirectly holding its 67% equity interest. Currently, Cainiao Network has over a hundred working partners for cross border logistics, with the geographical coverage of 224 countries/regions in the world and over 200 cross-border warehouses, building a cross-border logistics backbone network that possesses global distribution capabilities.

Hangzhou Youhu is a subsidiary of Zhejiang Cainiao. Hangzhou Youhu was established in September 2022, with a registered capital of RMB10 million. It is primarily engaged in corporate management, financial consulting and information consulting services, etc.. Hangzhou Youhu is a General Partner established by Zhejiang Cainiao for the Partnership.

Manulife-Sinochem is primarily engaged in insurance businesses, including life insurance, health insurance and accident insurance businesses, as well as reinsurance relating to the above insurance businesses, and is permitted to carry out the sale of securities investment funds. Manulife-Sinochem is indirectly owned as to 51% and 49% by Manulife Financial Corporation (the shares of which are listed on the Toronto Stock Exchange, the New York Stock Exchange and the Philippine Stock Exchange and traded under the ticker symbol: MFC, and are also listed on the Stock Exchange and traded under the stock code: 945) and Sinochem Holdings Corporation Ltd. (the sole shareholder of which is the State-owned Assets Supervision and Administration Commission of the State Council of the PRC), respectively, through their respective subsidiaries.

Chasing Jixiang is the first local insurance enterprise in Hunan Province. By making continuous innovation in financial insurance service models, Chasing Jixiang has developed a life insurance product system covering all life cycles, with protection-oriented insurance products as its core products. Chasing Jixiang has a total of thirteen shareholders, including its single largest shareholder, Hunan Caixin Investment Holdings Co., Ltd. (which is ultimately wholly owned by the General Office of the People’s Government of Hunan Province), holding its 33% equity interest; and its second largest shareholder, Shanghai Lu’an Investment Co., Ltd. (the ultimate de facto controller of which is the State-owned Assets Supervision and Administration Commission of the People’s Government of Shanxi Province), holding its 18.34% equity interest.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, Zhejiang Cainiao, Hangzhou Youhu, Manulife-Sinochem, Chasing Jixiang and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“Cainiao Network”	菜鳥網絡科技有限公司 (Cainiao Network Technology Co., Ltd.), a company established under the laws of the PRC with limited liability

“CBIRC”	China Banking and Insurance Regulatory Commission

“Chasing Jixiang”	財信吉祥人壽保險股份有限公司 (Chasing Jixiang Life Insurance Co., Ltd.), a joint stock limited liability company established under the laws of the PRC

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLI

“China Life Properties”	國壽置業投資管理有限公司 (China Life Properties Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Capital

“CLI”	國壽投資保險資產管理有限公司 (China Life Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Entrustment Contract”	the entrustment contract to be entered into by the Company with CLI in respect of the contribution of capital to the Equity Investment Plan

“Equity Investment Plan”	國壽投資 – 菜鳥網絡吉倉股權投資計劃 (CLI – Cainiao Network Jicang Equity Investment Plan), an equity investment plan established by CLI

“General Partner(s)”	the partners in the Partnership with unlimited joint and several liability for the debts of the Partnership under the Partnership Agreement, being Hangzhou Youhu and China Life Properties

“Hangzhou Youhu”	杭州游鵠企業管理有限公司 (Hangzhou Youhu Enterprise Management Limited), a company established under the laws of the PRC with limited liability, and a subsidiary of Zhejiang Cainiao

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Limited Partner(s)”	the partners in the Partnership with limited liability for the debts of the Partnership up to the amount of their respective capital contributions under the Partnership Agreement, being CLI (on behalf of the Equity Investment Plan), Zhejiang Cainiao, Manulife-Sinochem and Chasing Jixiang

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Manager”	the entity that provides daily operation and investment management services to the Partnership, being China Life Capital

“Manulife-Sinochem”	中宏人壽保險有限公司 (Manulife-Sinochem Life Insurance Co., Ltd.), a company established under the laws of the PRC with limited liability

“Partnership”	吉倉（天津）物流股權投資基金合夥企業（有限合夥） (Jicang (Tianjin) Logistics Equity Investment Fund Partnership (Limited Partnership)), a limited partnership established under the laws of the PRC

“Partnership Agreement”	the partnership agreement entered into by CLI (on behalf of the Equity Investment Plan and as a Limited Partner) with Hangzhou Youhu and China Life Properties (each as a General Partner), and Zhejiang Cainiao, Manulife-Sinochem and Chasing Jixiang (each as a Limited Partner) on 23 February 2023 in respect of the formation of the Partnership (as supplemented and revised by the ancillary agreement entered into by CLI (on behalf of the Equity Investment Plan) with Hangzhou Youhu, China Life Properties and China Life Capital on 24 February 2023)

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the investment to be made by the Company in the Partnership through the Equity Investment Plan

“Zhejiang Cainiao”	浙江菜鳥供應鏈管理有限公司 (Zhejiang Cainiao Supply Chain Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of Cainiao Network

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 April 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang

Non-executive Director:	Wang Junhui

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie